                                                                      Exhibit 12

                           INTERNATIONAL PAPER COMPANY
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED
                                 STOCK DIVIDENDS
                          (Dollar amounts in millions)
                                   (Unaudited)

                                                                  For the Years Ended December 31,
                                                ----------------------------------------------------------------
                    TITLE                         1998       1999       2000        2001       2002       2003
                    -----                       --------   --------   --------   ---------   --------   --------
A) Earnings (loss) before income taxes,
      minority interest, extraordinary items
      and accounting changes                    $  429.0   $  448.0   $  723.0   $(1,265.0)  $  371.0   $  346.0

B) Minority interest expense, net of taxes         (87.0)    (163.0)    (238.0)     (147.0)    (130.0)    (123.0)

C) Fixed charges excluding capitalized
      interest                                     866.7      820.9    1,151.5     1,256.0    1,095.3    1,029.5

D) Amortization of previously capitalized
      interest                                      38.8       17.0       23.5        31.8       43.3       41.4

E) Equity in undistributed earnings of
      affiliates                                    23.7      (41.6)       5.6        13.5       21.5       (1.4)
                                                --------   --------   --------   ---------   --------   --------

F) Earnings (loss) before income taxes,
      extraordinary items, accounting changes
      and fixed charges                         $1,271.2   $1,081.3   $1,665.6   $  (110.7)  $1,401.1   $1,292.5
                                                ========   ========   ========   =========   ========   ========

   Fixed Charges

G) Interest and amortization of debt
      expense                                   $  716.9   $  611.5   $  938.1   $ 1,050.3   $  891.3   $  875.1

H) Interest factor attributable to rentals          80.7       76.3       72.8        76.7       89.0       87.3

I) Preferred dividends of subsidiaries              69.1      133.1      140.6       129.0      115.0       67.1

J) Capitalized interest                             53.4       29.3       25.2        13.2       12.3        8.6
                                                --------   --------   --------   ---------   --------   --------

K) Total fixed charges                          $  920.1   $  850.2   $1,176.7   $ 1,269.2   $1,107.6   $1,038.1
                                                ========   ========   ========   =========   ========   ========

L) Ratio of earnings to fixed charges               1.38       1.27       1.42                   1.26       1.25
                                                ========   ========   ========               ========   ========

M) Deficiency in earnings necessary to cover
      fixed charges                                                              $(1,379.9)
                                                                                 =========

Note: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.